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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Cato Corporation

(Name of Issuer)

Class A Common Stock, par value $.033 per share

(Title of Class of Securities)

1429205106

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 1429205106

1.	Name of Reporting Person: Wayland H. Cato, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,348,810 Shares Class A Common Stock

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,348,810 Shares Class A Common Stock

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,348,810 shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.9% of Class A Common Stock

12.	Type of Reporting Person: IN

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13G

Item 1.
	(a)	Name of Issuer:
The Cato Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
8100 Denmark Road, Charlotte, North Carolina 28273-5975

Item 2.
	(a)	Name of Person Filing:
Wayland H. Cato, Jr.
	(b)	Address of Principal Business Office or, if none, Residence:
8100 Denmark Road, Charlotte, North Carolina 28273-5975
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Class A Common Stock, par value $.033 per share
	(e)	CUSIP Number:
1429205106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
4,348,810 shares Class A Common Stock*
(b) Percent of class:
18.9% of Class A Common Stock
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
4,348,810 shares Class A Common Stock*
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
4,348,810 shares Class A Common Stock*
(iv) Shared power to dispose or to direct the disposition of:
0

*As of December 31, 2002, the number of shares includes 545,226 shares of Class A Common Stock and 3,536,118 shares of Class B Common Stock of the Issuer (which shares are convertible at any time on one-for-one basis into shares of Class A Common Stock) held by the Cato Family Investments Limited Partnership (the “Partnership”). The general partner of the Partnership is WayGroup LLC (“WayGroup”). Wayland H. Cato, Jr. (“Mr. Cato”), as Trustee of the Wayland H. Cato, Jr. Revocable Trust dated January 2, 1991 (the “Trust”), Manager of WayGroup, controls the voting and disposition of the Class A and Class B Common Stock held by the Partnership. The number of shares beneficially owned by Mr. Cato at December 31, 2002 also includes: (a) 50,000 shares of Class A Common Stock held by WHC Investments, LLC (“WHC Investments”); (b) 198,316 shares of Class A Common Stock held by the Trust; and (c) 19,150 shares of Class A Common Stock owned by Mr. Cato’s wife, as to which he disclaims beneficial ownership. Mr. Cato controls the voting and disposition of the Class A Common Stock held by WHC Investments and the Trust.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2003 Date

/s/ Wayland H. Cato, Jr. Wayland H. Cato, Jr.

CATO FAMILY INVESTMENTS LIMITED PARTNERSHIP

By its General Partner:

WAYGROUP, LLC

By:	/s/ Wayland H. Cato, Jr.
Name:	Wayland H. Cato, Jr., Trustee of Wayland H. Cato, Jr. Revocable Trust, dated January 2, 1991, as amended
Title:	Manager

WAYLAND H. CATO, JR. REVOCABLE TRUST, dated January 2, 1991, as amended

By:	/s/ Wayland H. Cato, Jr.
Name:	Wayland H. Cato, Jr.
Title:	Trustee

WHC INVESTMENTS, LLC

By:	/s/ Wayland H. Cato, Jr.
Name:	Wayland H. Cato, Jr.
Title:	Manager

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